SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 8)

               Chicago and North Western Transportation Company
                             (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                 167155 10 0

                                (CUSIP Number)

                            Richard J. Ressler, Esq.
                           Union Pacific Corporation
                   Martin Tower, Eighth and Eaton Avenues
                        Bethlehem, Pennsylvania  18018
                                (610) 861-3200
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  Copy to:

                                 Paul T. Schnell
                        Skadden, Arps, Slate, Meagher & Flom
                                 919 Third Avenue
                             New York, New York  10022
                                  (212) 735-3000

                                 March 10, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a
          statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the statement because of Rule 13d-1(b)(3) or (4), check the
          following box:  [   ]

                    Check the following box if a fee is being paid with the statement: [ ]



                    This Amendment No. 8 filed by Union Pacific
          Corporation, a Utah corporation ("UP"), Union Pacific Holdings, Inc., a Utah corporation ("UP Holdings"), and UP Rail, Inc., a Delaware corporation ("UP Rail"), amends the Statement on Schedule 13D, dated April 9, 1992, as previously amended (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Shares"), of Chicago and North Western Transportation Company, a Delaware corporation (the "Issuer"). UP, UP Holdings and UP Rail are hereinafter collectively referred to as the "Reporting Persons." Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

          Item 7.   Material to be filed as Exhibits.

                    Item 7 is hereby supplemented as follows:

                    Exhibit 12.  Joint Press Release, dated March
          10, 1995.(1)

          ____________________
          1 Corrected copy of Exhibit 12 previously filed with Amendment No. 7.


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 10, 1995

                                        UP RAIL, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Assistant Secretary


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 10, 1995

                                        UNION PACIFIC HOLDINGS, INC.

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Vice President and
                                                     Chief Legal Officer


                                  SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  March 10, 1995

                                        UNION PACIFIC CORPORATION

                                        By: /s/ Carl W. von Bernuth
                                           Name:  Carl W. von Bernuth
                                           Title: Senior Vice President
                                                     and General Counsel